xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Road Show Presentation Solving the Spectrum Crisis Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333 - 187094 July 12, 2013

2 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Free Writing Prospectus Disclosure Link to documents on www.sec.gov

3 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Safe Harbor Statement Certain statements contained in this material are forward - looking statements. These forward - looking statements are based on the current expectations of the management of xG Technology only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward - looking statements, including the risks and uncertainties related to the progress, timing, cost, future events, future financial performance, strategies, expectations, competitive environment, regulation and availability of resources, or patent protection for our products and commercialization activities, and others, all of which could cause the actual results or performance of xG Technology to differ materially from those contemplated in such forward - looking statements. Except as otherwise required by law, xG Technology undertakes no obligation to publicly release any revisions to these forward - looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting xG Technology, reference is made to the Registration Statement on Form S - 1/A filed with the Securities and Exchange Commission (Registration No. 333 - 187094) which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward - looking statements. Please refer to the above - referenced Registration Statement for a comprehensive list of risk factors that could cause actual results, performance or achievements of the company to differ materially from those expressed or implied in such forward - looking statements. xG Technology undertakes no obligation to update or revise any forward - looking statements.

4 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Offering Shares Offered 1,337,792 Warrants Offered 668,896 Over - Allotment 200,669 shares 100,335 warrants Price Range of Common Stock $5.50 to $7.50 Price of Warrants $0.01 Exchange/Ticker NASDAQ Capital Market / XGTI and XGTIW Use of Proceeds Product development, marketing, expanding sales organization Anticipated Pricing Week of July 15 Underwriter Feltl & Company and Aegis Capital Corp.

5 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Agenda • Overview • Problem/Solution • xG Technology • Competition • Financial Metrics • Management

Overview

7 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Summary xG’s management believes the following: • Spectrum crisis is not solvable with existing approaches • xG’s industry - leading technology uniquely solves the problem • Timely positioned to exploit market and policy trends • Established backlog has set the stage for significant growth • $35 billion market opportunity identified across 7 markets Solution: xMax systems from xG Technology

8 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Corporate Snapshot • Founded in 2002 • Headquartered in Sarasota, FL; engineering facilities in Fort Lauderdale, FL • 70 employees (50 in engineering) • 10 years experience developing wireless communications technologies • Broad IP portfolio: 64 US patent matters (44 issued), 142 international (66 issued) • Admitted to LSE’s AIM in 2006 (symbols: XGT.L, XGTU.L)

9 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com • 2010 National Broadband Plan – Recommended promotion of next - generation spectrum sharing technologies • 2012 PCAST Report – Identified cognitive radios as a technology that enables spectrum sharing • 2012 European Union Radio Spectrum Policy Programme – Encouraged promotion of technologies that support spectrum sharing • 2013 Trial Agreement DOD & Operators – AT&T, Verizon and T - Mobile agreed to experiment with spectrum sharing • 3/5/2013 FCC Chairman Genachowski Wall Street Journal Op - ed – Emphasized increased need for sharing government spectrum with commercial use • 6/14/2013 Presidential Memorandum – Directs Federal agencies to enhance efficiency of spectrum use and recommends greater sharing of spectrum Regulatory and commercial trends driving the industry to xG’s technology Underscoring the xG Opportunity

10 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Problem: The Spectrum Crisis

11 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Source: Rysavy Research Problem Global theme: Wireless demand will far exceed capacity • Global mobile data traffic will increase 18X from 2011 to 2016 , 50% CAGR by 2018 • Driven by: • Increased use of smart devices • Compelling content & apps Sources: FCC, Cisco, Ericsson Solution: xMax systems from xG Technology Demand vs. Capacity

12 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com • Most do not own spectrum • Must have an economical and technologically viable wireless alternative to take advantage of shift of Universal Service Fund subsidies ($4.5B annually) to broadband data • Must be able to compete better with the large industry incumbents • Need to maximize revenues providing local mobility and broadband Near - term opportunity: 1,100 Rural telcos = $1.2 billion target market Problem Wireless pain points Coverage area of xMax trial network in rural market, Lewisville, AR Solution: xMax systems from xG Technology

13 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com xMax Advantages in Rural Sector Scenario: Town of Macclenny, Baker County, FL* Challenge: Offer mobile wireless broadband to town residents WiFi systems are primarily extensions of local area networks, and not designed to be municipal area/wide area carrier - grade networks, as seen in Seattle, Philadelphia and other failed muni WiFi projects. OPTION 2: xMax system • Full mobility • Dramatically lower CapEx ($3.2m to cover entire county) • High grade QoS - Scalable Carrier - Grade Voice • High immunity to interference • High speed handoff • Long range OPTION 1: WiFi Systems ( Ubiquiti , Alvarion , etc.) • Little to no mobility • Very high CapEx (hundreds of cells) • No specific QoS - Poor Voice • Little to no interference immunity • Slow or no handoff • Limited by backhaul speed • Poor range and building penetration * xG has received purchase order from telco in this market

14 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com • Need to use commercial off - the - shelf equipment (COTS) • Need a mobile, scalable, frequency - agile, cost - efficient wireless system • Seek products with expeditionary design to allow deployments whenever/wherever needed Intermediate - term opportunity: Homeland security/public safety/military = $7 billion target market Problem Wireless pain points Coverage area of xMax trial deployment during US Army 2011 Network Integration Evaluation, Fort Bliss, TX Solution: xMax systems from xG Technology

15 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com xMax cognitive solution adds capabilities that are NOT AVAILABLE from LTE - based public safety systems: • Can immediately deploy expeditionary communications to include aerial and terrestrial units • Self - planning MESH network scalable to support thousands of first responders operating in a small area • Gives precedence to higher priority users during peak communications period of an emergency • LTE systems cannot operate in the presence of other cellular networks without hampering their recovery because of self - induced interference • LTE public safety systems are awaiting funding from public spectrum auctions, which are not expected within 10 years Scenario: Natural Disaster Challenge: Restoration of communications capabilities following catastrophic events xMax Advantages in Public Safety Sector

16 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com • Need for spectrum a problem for many companies • Need for interference avoidance • Major barrier to entry to delivering services to end - users Long - term opportunity: Large telcos lacking spectrum/needing to share spectrum = $13 billion Problem Wireless pain points Ft. Lauderdale, FL Coverage area of xMax network in high - interference urban area, Fort Lauderdale, FL Solution: xMax systems from xG Technology

17 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com = markets xG has received orders Sources: nationalpriorities.org, ntca.org, energy.gov, uscensus.gov, fema.gov, dhs.gov, shieldsecurity.net, infonetics.com, visiongain.com CABLE $3.0B RURAL TELCOS $1.2B DoD/ PUBLIC SAFETY/DHS $7.0B INCUMBENT CARRIERS $13.2B SECURITY $5.0B UTILITIES/ SMART GRID $4.0B LTE $2.0B Cumulative Addressable Market = $35B

18 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com VERTICAL AMOUNT Rural Telecom $18.5 million Military/Public Safety/ DHS Markets $6 million Other $10.9 million TOTAL $35.4 million • Strong pipeline (quoted/proposed opportunities with identified funding sources) • Backlog (booked business secured by purchase order or purchase contract) TELEMEDICINE Traction with Customers Accelerating

19 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com xG’s Technology

20 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com • Requires a cognitive radio solution • Efficient for both unlicensed and licensed spectrum • Can operate in crowded and or shared spectrum bands • Must avoid interfering with others Overcomes Interference xMax ‘sees through’ the spectrum clutter, eliminates interference, and allows optimal use of licensed and unlicensed spectrum Solution: xMax systems from xG Technology

21 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Public (Internet) or Private Networks xMSC SMS server E t h e r n e t xMax Cognitive Radio Network xMax is a family of long - range mobile voice and data network equipment that enables our customers to provide mobile broadband services using zero - cost frequencies Network core Access Points (xAP) xMod Today – product/system Tomorrow – system on a chip Turnkey Mobile Broadband System Not a replacement for wireless infrastructures – an improvement

22 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Foreign patents 142 66 issued/ 76 pending US patents 64 44 issued/ 20 pending US PATENTS Area Issued Pending Mobile VoIP 8 7 Cognitive Radio: - Cognitive media access control layer 17 8 - Cognitive & Spectrum Sharing physical layer 19 5 Total 44 20 Intellectual Property • IP features advanced cognitive technologies such as spectrum sharing, interference mitigation and self - organizing networks • We are pursuing an active licensing strategy (similar to that of Qualcomm) that positions xG as the pivotal owner of these key spectrum - optimizing technologies

23 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com xG vs. the Competition

24 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com System on a Chip Extent of Competitors’ Cognitive Radio Technology xG’s Cognitive Radio Network Solution 2015 2014 2013 2012 2011 2008 MANET Variable Channel Width Self Organizing Networks Interference Mitigation MIMO Dynamic Spectrum Access Leader in Cognitive Radio • xG’s cognitive radio network solution surpasses competitors’ offerings by extending the capabilities of Dynamic Spectrum Access

25 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Competitive Landscape Spectrum Sensing Cognitive Radio Self - Forming Networks Unlicensed Spectrum VoIP and Data on Single Networks Low Per - Subscriber Cost All - IP End - to - End Solution COTS Device Support Frequency Agnostic xMAX TECHNOLOGY LTE Systems (Verizon, etc.) Rural Broadband Systems ( Ubiquiti , etc.) Military/DoD Systems (Harris, etc.) Public Safety Systems (Motorola, etc.) Other Cognitive Radio Systems ( Neul , etc.) Spectrum Databases (Spectrum Bridge, etc.) GSM Systems (AT&T, etc.) Wi - Fi Systems

26 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com xMax vs. Main Alternative Technologies For those with spectrum Option 1: LTE Problem: Insufficient bandwidth to meet metro area demand; NOT designed for use with shared spectrum Option 2: xMax Solution: Enables use of 100’s of MHz of free spectrum For those without spectrum Option 1: WiFi systems Problem: limited to WiFi bands, no QoS guarantee, short range, non carrier - grade Option 2: xMax Solution: Operates in any licensed/unlicensed/shared band; designed for high QoS & long range

27 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Financial Metrics

28 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Use of Proceeds DESCRIPTION Expand sales and marketing efforts Production and test equipment Increase new product offerings and IP development General corporate purposes

29 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Capitalization Table Pro Forma % Fully Under Lock Up Security Current Post Offering Diluted Agreement % Common Shares 7,393,170 7,393,170 63.6% 6,001,135 Offering Shares 1,337,792 11.5% Debt Conversion Shares 503,887 4.3% 486,805 Basic Shares Outstanding 7,393,170 9,234,849 79.4% 6,487,940 Outstanding Warrants 800,776 800,776 6.9% 773,633 Outstanding Options 670,189 670,189 5.8% 478,565 Offering Warrants 668,896 5.8% Debt Conversion Warrants 251,944 2.2% 243,403 Fully Diluted Shares Outstanding 8,864,135 11,626,654 100.0% 7,983,541 68.7%

30 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Pro Forma Balance Sheet

31 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Income Statement

32 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Management

Management Team

XMax®

OPERATIONS



George Schmitt
CEO, MBTH
- *Board Member, xG*
- *40+ years wireless comms.*
- *Mannesman, Omnipoint*
- *Wireless Hall of Fame inductee*



Richard L. Mooers
Exec. Chairman of the Board
- *Board Member, MBTH*
- *xG cofounder*
- *20+ years finance*



John C. Coleman
CEO
- *Col., USMC (ret)*
- *Expert, DoD wireless comms*



Roger G. Branton
CFO
- *xG cofounder*
- *20+ years finance*



James Woodyatt
President
- *20+ years investment bkg.*
- *Expertise in private equity*



Rick Rotondo
VP Marketing
- *Cofounder, Spectrum Bridge*
- *Motorola, Lucent, Mesh Networks*



Chris Whiteley
VP Bus. Dev.
- *10+ years wireless networking*
- *@Link Networks*



Rich Schubiger
VP Government Sales
- *20+ years wireless sales*
- *Public safety/first responder expertise*

ENGINEERING/TECHNICAL



Joseph Bobier
CTO
- *xG cofounder*
- *Inventor of xG's core technology*
- *Holder of 30+ patents*



Scott Garlington
VP of Engineering
- *25+ years voice/data/wireless comms*
- *Motorola, Lucent, Mesh Networks*



Pertti Alapuranen
Director, Systems Design
- *20+ years wireless comms*
- *Motorola, Mesh Networks, Nokia*



Mike Johnson
Senior Product Manager
- *25+ years wireless comms*
- *Motorola, Mesh Networks, SkyTel*

xG TECHNOLOGY, INC.

xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved.
www.xgtechnology.com

33

Incoming Directors

XMax®

Gary Cuccio



Gary Cuccio has over 35 years of broad operating experience in wireless, software, engineering, operations, sales and marketing. Mr. Cuccio currently serves as Chairman of Openet Telecom Ltd. Based in Dublin, Ireland, Openet Telecom is a venture-backed software company providing IP mediation to leading Telco's on a global basis. Mr. Cuccio also serves on the board of mBlox as the chairman of its audit committee. mBlox is a venture-backed startup providing a service bureau for SMS messages in the wireless space. Previously, Mr. Cuccio was CEO of ATG, a CLEC based in California, Oregon, and Washington. Prior to ATG, Mr. Cuccio was CEO of LHS group (Nasdaq: LHSG), a Telco billing software supplier. LHS was acquired by Sema, a French software company, in Q3, 2000 for $6.8BB. Mr. Cuccio was also COO of Omnipoint, a PCS mobile wireless carrier. Mr. Cuccio's experience also includes several positions held at Airtouch, most notably Vice President of Operations for Europe, Vice President, Asia and President of Airtouch Paging. The company was merged with Vodafone in 1999. He has also served as chairman of the board and audit committee chairman of privately held companies and has helped sell and merge several public and privately held companies. Mr. Cuccio started his career with 27+ years at Pacific Tel.

Ken Hoffman



Ken Hoffman joined the Company in August 2010 as an advisor. He is Vice President of Regulatory Affairs for Florida Power & Light Company, the rate-regulated subsidiary of NextEra Energy, Inc. (NYSE: NEE), one of the nation's leading electricity-related services companies. He is responsible for providing assistance in the management and oversight of FPL's regulatory activities before state regulators and the State Legislature on energy matters. Mr. Hoffman joined FPL in 2008 after a successful career in private law practice specializing in the representation of public utilities and telecommunications companies before the Florida Public Service Commission, the Florida Legislature and the Florida courts. He has over 25 years' experience representing various types of telecommunications carriers including wireless before regulatory and legislative bodies.

Ray Sidney



Dr. Sidney has established several real estate investment ventures and been involved with a number of companies, including Covia Labs, Hemedex, Edison2 and Commuter Cars as an investor, board member or advisor. He also serves on the Vision Circle of the X PRIZE Foundation. Prior to this, Dr. Sidney was the second software engineer hired at Google, Inc. Previously, Dr. Sidney had worked as a security expert and software engineer at RSA Labs and D.E. Shaw & Co., among other companies. He provided the implementation expertise for RC6, RSA's candidate cipher for NIST's quest for AES, a successor to the Data Encryption Standard. Dr. Sidney attended Caltech and Harvard, and he received a bachelor's degree in mathematics from Harvard in 1991. He then entered the graduate program in mathematics at MIT, where he specialized in cryptography and received a PhD in 1995.

Larry Townes

Larry Townes currently serves as the Chief Executive Officer of Townes Tele-Communications, Inc., a position he has held since 1981. At Townes Tele-Communications, a holding company with widely diversified business interests, Mr. Townes directs the operations as chairman of the board. These interests include eight incumbent rural telephone companies operating in seven states, wireless operations which include cellular radio service, petroleum exploration and production, and agricultural operations and related riparian rights in northern Texas. In addition, he has been active as a board member and investor in MB Technology Holdings, LLC. He is the owner of a bank in Arkansas and Texas.

xG® TECHNOLOGY, INC.
xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved.
www.xgtechnology.com
34

35 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Growth Strategy 2013

36 xG® and xMax® are registered trademarks of xG Technology, Inc. Copyright 2013, All Rights Reserved. www.xgtechnology.com Summary xG’s management believes the following: • Spectrum crisis is not solvable with existing approaches • xG’s industry - leading technology uniquely solves the problem • Timely positioned to exploit market and policy trends • Established backlog has set the stage for significant growth • $35 billion market opportunity identified across 7 markets Solution: xMax systems from xG Technology